United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


For the month of November 2002


                              Copamex, S.A. de C.V.
                 (Translation of Registrant's name into English)



                              Montes Apalaches 101
                      Residencial San AugustIn, C.P. 66260
                       San Pedro Garza GarcIa, N.L. MExico
                          (Address of principal office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X  Form 40-F
          ---           ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No  X
   ---   ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .]
                                      ---


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On November  6, 2002,  Fitch  Ratings  lowered the  Company's  credit  rating to
"A-(mex)" (A minus) from "A(mex)." This change in rating affects a Mx. Ps. 1,000 million Certificados Bursatiles Program approved by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), as well as three securities issues placed under such program (COPAMEX 01, COPAMEX 02 and COPAMEX 02-2). The rating's perspective is "stable."

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Copamex, S.A. de C.V.
                                                            (Registrant)


Date: November 6, 2002

                                                  By: /s/ Carlos Luis Diaz Saenz
                                                     ---------------------------
                                                        Carlos Luis Diaz Saenz
                                                        General Counsel